SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                            Design Within Reach, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    250557105
                                 (CUSIP Number)


            Charles Almond, Trustee for the Almond Family 2001 Trust
                                  P.O. Box 2100
                          Mill Valley, California 94941
                                 (415) 388-6053
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 2, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 250557105

1    NAMES OF REPORTING PERSONS

     Charles M. Almond Trustee for the Almond Family 2001 Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                   1,547,334

8    SHARED VOTING POWER                    0

9    SOLE DISPOSITIVE POWER              1,547,334

10   SHARED DISPOSITIVE POWER               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,547,334

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14   TYPE OF REPORTING PERSON*

     IN

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

Item 1.  Security and Issuer.

         The class of securities to which this statement relates is Common Stock (the "Common Stock") of Design Within Reach, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 225 Bush Street, 20th Floor, San Francisco, California 94104.

Item 2.  Identity and Background.

         Names of Person Filing:

         (a) This statement is filed on behalf of the Almond Family 2001 Trust, a Washington State trust (the "Trust") by its trustee Charles M. Almond (the "Reporting Person"). The Reporting Person has exclusive control over the investments made on behalf of the Trust. Beneficiaries are his children.

         (b) The Reporting Person's business address is P.O. Box 2100, Mill Valley, California 94941.

         (c) The Reporting Person is engaged principally in the investment business.

         (d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America. The Trust is a Washington State trust.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration paid by the Reporting Person for the shares of Common Stock covered by this statement was $638,114.31. The source of the funds for the payment of such consideration was the Trust's own funds.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person intends to evaluate his investment in the Issuer on a continuing basis and may

         (a) acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer held by the Reporting Person;

         (b) propose an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) propose a sale or transfer of a material amount of assets of the Issuer or any its subsidiaries;

         (d) propose changes in the board of directors or management of the issuer, including proposals to change the number or term of directors or to fill vacancies on the board;

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

         (e) propose other material changes in the capitalization of the Issuer;

         (f) propose other material changes in the Issuer's business or corporate structure;

         (g) propose changes in the Issuer's charter or bylaws or other actions which impede the acquisition of control of the issuer by any person;

         (h)      propose a change in the trading markets for the Common Stock;

         (i) propose that the Common Stock become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

         (j)      take or propose actions similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the above date, the Reporting Person beneficially owns 1,547,334 shares, or 5.17%, of the outstanding Common Stock, based on the 29,906,243 shares of Common Stock outstanding on August 6, 2009 according to the Issuer's quarterly report on Form 10-Q for the quarter ended July 4, 2009.

         (b) The Reporting Person holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

         (c) During the sixty days preceding the filing of this statement, the Reporting Person purchased (sold) the following shares of Common Stock in the open market:

  Date                        Number of Shares               Per share price
  ---------                   ----------------               ---------------
  7/14/2009                   5,000                          $0.28
  7/14/2009                   5,000                          $0.28
  7/14/2009                   4,794                          $0.28
  7/15/2009                   84,260                         $0.28
  7/16/2009                   5,000                          $0.29
  7/16/2009                   946                            $0.28
  7/17/2009                   14,754                         $0.28
  7/17/2009                   5,000                          $0.29
  7/20/2009                   500                            $0.28
  7/21/2009                   57,750                         $0.28
  7/23/2009                   4,187                          $0.10
  7/28/2009                   (100)                          $0.12
  7/29/2009                   460,300                        $0.10
  8/20/2009                   (57)                           $0.50
  9/02/2009                   150,000                        $0.20

         (d)      Not applicable.

         (e)      Not applicable.

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

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Except as indicated in this Schedule 13D, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

None.

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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 11, 2009
                                       /s/ Charles M. Almond
                                       -----------------------------------------
                                       Name:  Charles M. Almond
                                       Title: Trustee for the Almond Family
                                              2001 Trust



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